Mail Stop 3561

								October 11, 2005

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Registration Statement on Form S-1
		Amendment No. 3 filed September 19, 2005
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the registration statement involves warrant repurchase agreements. It appears that the warrant repurchase agreements are a bid or inducement during the restricted period and in the view of the Division of Market Regulation are in violation of
Regulation M. Please advise how the company will comply with Regulation M. Note that the company may request exemptive relief from the Division of Market Regulation. If the company has any questions in regards to requesting exemptive relief, please contact the Trading Practices Group of the Division of Market Regulation at
(202) 551-5720.




2. We note the contingent nature of part of the underwriters` compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

3. Please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $54,000,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established in April of
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Community Bankers Acquisition Corp. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

4. We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for I-Bankers Securities, Inc.,
Newbridge Securities Corp. and Legend Merchant Group, Inc. to purchase a total of up to 525,000 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by all of the underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

Prospectus Summary

5. We note your disclosure referencing the possibility that the company will be raising additional funds in order to consummate a business combination through the sale of securities or through loan arrangements. Discuss whether this is considered by the company to be a likely occurrence and if so how such an expectation relates to the company`s determination to raise $60,000,000 in this offering. We may have further comment.






6. We note the disclosure that officer and directors have agreed to vote their shares "in accordance with the majority." Please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public stockholder vote? Does it mean something else?

Use of Proceeds, page 19

7. We note the statement in the first paragraph on page 20 that "to the extent that the funds not held in the trust were insufficient to do so, to pay finder`s fee..." If applicable, in the use of proceeds table, please include finder`s fee under the line item "Working capital..."

8. We note the statement on page 21 that "[t]o the extent that out-of-pocket expenses exceed the available proceeds not deposited in the trust fund, such expenses would not be reimbursed by us unless we consummate a business combination." Please clearly indicate that if a business combination is not consummated, all of the funds held in trust would be returned to investors without any deductions.

Certain Transactions, page 51

9. Please disclose to whom the company issued the 25,000 shares in June of 2005.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-4

10. We reissue in part our previous comment eight. Please disclose to whom the company issued the 25,000 shares in June of 2005. Also briefly describe the facts relied upon to make the Rule 701 exemption available. We note that the transactions with Eugene S. Putnam and
David W. Spainhour were not listed in the initial filing. Please explain supplementally. See Item 701 of Regulation S-K.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,


      John Reynolds
      Assistant Director

cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930
??

??

??

??

Mr. Gary A. Simanson
Community Bankers Acquisition Corp.
October 11, 2005
Page 1